EXHIBIT 11
PG&E CORPORATION
COMPUTATION OF EARNINGS (LOSS) PER COMMON SHARE
	Three Months Ended
(in millions, except per share amounts)	March 31,

	2004	2003 (1)

Income (loss) from continuing operations	$3,033	$(83)
Discontinued operations	-	(265)

Net income (loss) before cumulative effect of changes in accounting principles	3,033	(348)
Cumulative effect of changes in accounting principles	-	(6)
Net income (loss) for basic calculations	3,033	(354)

Earnings (loss) allocated to common shareholders, basic	2,893	(354)
Earnings (loss) allocated to 9.50% Convertible Subordinated Notes, basic	140	-

Net income (loss)	3,033	(354)
9.50% Convertible Subordinated Notes:
Change in market value of dividend participation rights	19	-
Interest expense	4	-

Net Income (Loss) for diluted calculations	$3,056	$(354)

Weighted average common shares outstanding, basic (2)	393	382

Add: 9.50 % Convertible Subordinated Notes	19	-
Employee stock options and PG&E Corporation shares held by grantor trusts	7	-
PG&E Corporation Warrants	4	-
Rounding	1	-

Shares outstanding for diluted calculations	424	382

Earnings (Loss) Per Common Share, Basic
Income (loss) from continuing operations	$7.36	$(0.22)
Discontinued operations	-	(0.69)
Cumulative effect of changes in accounting principles	-	(0.02)

Net earnings (loss)	$7.36	$(0.93)

Earnings Per Common Share, Diluted
Income (loss) from continuing operations	$7.21	$(0.22)
Discontinued operations	-	(0.69)
Cumulative effect of changes in accounting principles	-	(0.02)

Net earnings (loss)	$7.21	$(0.93)

(1)		Prior period amounts of NEGT, Inc. have been reclassified to discontinued operations.
(2)

Weighted average common shares outstanding exclude shares held by a subsidiary of PG&E Corporation (23,815,500 shares at March 31, 2004 and 2003) and PG&E Corporation shares held by grantor trusts to secure deferred compensation obligations (281,985 shares at March 31, 2004 and 2003).